UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	Palmer Square Capital BDC Inc.

Address of Principal Business Office:	1900 Shawnee Mission Parkway, Suite 315
Mission Woods, KS 66205
Telephone Number:	(816) 994-3200

Name and Address of Agent for Service of Process:	Christopher D. Long Chief Executive Officer and President Palmer Square Capital BDC Inc. 1900 Shawnee Mission Parkway, Suite 315 Mission Woods, KS 66205

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/3(c)(7) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the 1940 Act pursuant to section 54(a) of the 1940 Act to be duly executed on its behalf in the city of Mission Woods and the State of Kansas on the 27th day of November, 2019.

Palmer Square Capital BDC Inc.
/s/ Christopher D. Long
Name:	Christopher D. Long
Title:	Chief Executive Officer and President

Attest:	/s/ Scott A. Betz
	Name:	Scott A. Betz
	Title:	Chief Compliance Officer